EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Thousands of Canadian Dollars)

September 30, 2021

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Thousands of Canadian Dollars)

ASSETS	September 30, 2021	December 31, 2020

Current
Cash and cash equivalents	$46,735	$52,418
Restricted cash (Note 3)	4,032	1,222
Investments (Note 4)	16,418	16,755
Trade and settlement receivables, and other assets (Note 5)	3,004	2,876
Loan receivable (Note 6)	2,542	500
Prepaid expenses	523	407
Total current assets	73,254	74,178

Non-current
Restricted cash (Note 3)	183	196
Strategic investments (Note 4)	5,070	8,871
Investments in associated entities (Note 7)	47,849	-
Royalty and other property interests (Note 9)	16,500	18,496
Property and equipment (Note 10)	852	746
Reclamation bonds (Note 11)	1,062	456
Deferred acquisition costs (Note 19)	452	-
Deferred financing charges	408	-
Total non-current assets	72,376	28,765

TOTAL ASSETS	$145,630	$102,943

LIABILITIES

Current
Accounts payable and accrued liabilities	$2,184	$3,618
Advances from joint venture partners (Note 12)	3,047	1,565
Loan payable (Note 13)	54,134	-

TOTAL LIABILITIES	59,365	5,183

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	136,718	132,678
Reserves	30,613	26,433
Deficit	(81,066)	(61,351)
TOTAL SHAREHOLDERS' EQUITY	86,265	97,760

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$145,630	$102,943

Nature of operations and going concern (Note 1)

Events subsequent to the reporting date (Note 19)

Approved on behalf of the Board of Directors on November 10, 2021

Signed: "David M Cole"	Director	Signed: "Larry Okada"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

REVENUE AND OTHER INCOME (Note 8)	$1,504	$1,261	$7,057	$4,362

COSTS AND EXPENSES
General and administrative (Note 8)	1,807	1,269	4,637	3,926
Project and royalty generation costs, net (Note 9)	2,090	2,464	7,066	7,108
Depletion, depreciation, and direct royalty taxes	759	31	1,285	765
Share-based payments (Note 14)	1,206	14	3,114	1,540
	5,862	3,778	16,102	13,339

Loss from operations	(4,358)	(2,517)	(9,045)	(8,977)

Change in fair value of fair value through profit or loss assets	(3,731)	2,457	(5,477)	4,414
Gain (loss) on sale of marketable securities	-	117	440	164
Equity gain from investments in associated entities (Note 7)	1,138	-	1,517	-
Finance expense and other (Note 13)	(1,038)	-	(1,038)	-
Impairment charges (Notes 7 and 9)	(4,178)	-	(4,310)	-
Foreign exchange gain (loss)	1,301	(970)	(1,055)	2,325

Loss before income taxes	(10,866)	(913)	(18,968)	(2,074)
Income tax recovery	-	-	100	-

Loss for the period	$(10,866)	$(913)	$(18,868)	$(2,074)

Basic and diluted loss per share	$(0.13)	$(0.01)	$(0.22)	$(0.02)

Weighted average no. of shares outstanding - basic and diluted	85,995,122	83,262,479	85,489,595	83,025,973

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Thousands of Canadian Dollars)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Loss for the period	$(10,866)	$(913)	$(18,868)	$(2,074)

Other comprehensive income
Change in fair value of financial instruments	-	38	847	38
Currency translation adjustment	565	258	(45)	258

Comprehensive loss for the period	$(10,301)	$(617)	$(18,066)	$(1,778)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Thousands of Canadian Dollars)

	Nine months ended
	September 30, 2021	September 30, 2020

Cash flows from operating activities
Loss for the period	$(18,868)	$(2,074)
Items not affecting operating activities:
Interest income received	(576)	(733)
Unrealized foreign exchange effect on cash and cash equivalents	167	(1,246)
Items not affecting cash:
Change in fair value of fair value through profit or loss assets	5,477	(4,414)
Equity gain from investment in associates	(1,517)	-
Share - based payments	4,234	2,299
Bonus shares issued	13	-
Income tax recovery	(100)	-
Depreciation	73	37
Depletion	1,186	706
Interest income, finance charges, net of settlement gains	652	-
Realized gain on sale of investments	(440)	(164)
Impairment charges	4,310	-
Loss on sale of royalty and other property interests	-	88
Shares received pursuant to property agreements	(3,527)	(1,918)
Unrealized foreign exchange (gain) loss	280	(205)

Changes in non-cash working capital items (Note 18)	(2,772)	(383)
Total cash used in operating activities	(11,408)	(8,007)

Cash flows used investing activities
Option payments received	387	236
Interest received on cash and cash equivalents	139	295
Dividends and other distributions	1,140	135
Loan receivable	(2,389)	-
Proceeds from loan repayment	550	536
Acquisition of royalty and other property interests, net	-	(4,720)
Deferred acquisition costs	(319)	-
Purchase of preferred shares	-	(4,797)
Purchase of equity investments	(46,983)	-
Purchases of fair value through profit and loss investments, net	(1,129)	(2)
Purchase of property and equipment	(179)	(148)
Reclamation bonds	(606)	90
Total cash used in investing activities	(49,389)	(8,375)

Cash flows from financing activities
Loan payable	52,933	-
Deferred financing costs	(389)	-
Proceeds from private placement	1,557	-
Proceeds from exercise of options	1,180	1,769
Total cash provided by financing activities	55,281	1,769

Effect of exchange rate changes on cash and cash equivalents	(167)	1,246

Change in cash and cash equivalents	(5,683)	(13,367)
Cash and cash equivalents, beginning	52,418	68,994

Cash and cash equivalents, ending	$46,735	$55,627

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

			Reserves
	Number of common shares	Capital stock	Share-based payments	Accumulated other comprehensive gain	Deficit	Total

Balance as at December 31, 2020	84,677,831	$132,678	$17,516	$8,917	$(61,351)	$97,760
Shares issued for private placement	450,730	1,557	-	-	-	1,557
Shares issued for exercise of stock options	880,400	1,180	-	-	-	1,180
Bonus shares issued	4,667	13	-	-	-	13
RSUs issued	225,750	183	(183)	-	-	-
Reclass of reserves for exercise of options	-	673	(673)	-	-	-
Shares issued in property acquisitions	114,785	434	-	-	-	434
Share-based payments	-	-	4,234	-	-	4,234
Reclass of AOCI on disposal of FVOCI investment	-	-	-	847	(847)	-
Foreign currency translation adjustment	-	-	-	(45)	-	(45)
Loss for the period	-	-	-	-	(18,868)	(18,868)

Balance as at September 30, 2021	86,354,163	$136,718	$20,894	$9,719	$(81,066)	$86,265

			Reserves
	Number of common shares	Capital stock	Share-based payments	Accumulated other comprehensive gain	Deficit	Total

Balance as at December 31, 2019	82,554,760	$128,776	$15,943	$9,120	$(55,344)	$98,495
Shares issued for royalty acquisition	52,000	136	-	-	-	136
Shares issued for exercise of stock options	1,730,700	1,769	-	-	-	1,769
Reclass of reserves for exercise of options	-	997	(997)	-	-	-
Share-based payments	-	-	2,299	-	-	2,299
Foreign currency translation adjustment	-	-	-	258	-	258
Change in fair value of financial instruments	-	-	-	38	-	38
Loss for the period	-	-	-	-	(2,074)	(2,074)

Balance as at September 30, 2020	84,337,460	$131,678	$17,245	$9,416	$(57,418)	$100,921

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the "Company" or "EMX"), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Australia, New Zealand, and South America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX" and the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries.  Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise capital or conduct royalty generation activities.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc. ("BULM"), the holder of a royalty income stream, and its 50% interest in Minero Tercero SpA ("Tercero"), the holder of an investment in associated entity, both of  whose functional currencies is the United States ("US") dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Reclassifcation

Certain comparative figures have been reclassified to conform to the current period presentation.

Summary of Significant Accounting Policies

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2020.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in Associated Entities

The Company accounts for its long-term investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company's share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events have an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or,
  National or local economic conditions that correlate with defaults of the associated companies.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2021 are consistent with those applied in the Company's December 31, 2020 audited consolidated financial statements.

New Accounting Policies

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2021. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

3. RESTRICTED CASH

At September 30, 2021, the Company classified $4,215 (December 31, 2020 - $1,418) as restricted cash. This amount is comprised of $183 (December 31, 2020 - $196) held as collateral for its corporate credit cards and $4,032 (December 31, 2020 - $1,222) comprised of a minimum cash balance required in connection with the Sprott credit facility (Note 13) and cash held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing option agreements. Partner advances expected to be used within the following twelve months are included with current assets.

4. INVESTMENTS

At September 30, 2021 and December 31, 2020, the Company had the following investments:

	September 30, 2021	December 31, 2020

Marketable securities	$11,757	$14,717
Warrants	396	636
Private company investments	9,335	10,273
Total Investments	21,488	25,626
Less: current portion	(16,418)	(16,755)
Non-current portion	$5,070	$8,871

During the nine months ended September 30, 2021, the Company recognized $417 (2020 - $379) in interest income on its investment in Ensero Holdings, Inc., a privately-held Delaware corporation, and $79 (2020 - $Nil) in dividend income related to certain marketable securities, both of which have been included in revenue and other income.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

4. INVESTMENTS (Continued)

During the nine months ended September 30, 2021, the Company increased its interest in Rawhide Acquistion Holding, LLC ("RAH" or "Rawhide"), a privately-held Delaware company to 35.44% and now accounts for RAH under IAS 28 - Investment in Associates and Joint Ventures (Note 7).

The Company also received investments as proceeds related to various property deals during the nine months ended September 30, 2021.

5. TRADE AND SETTLEMENT RECEIVABLES, AND OTHER ASSETS

The Company's receivables are primarily related to royalty income receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of royalty generation costs from project partners.

As at September 30, 2021 and December 31, 2020, the current receivables were as follows:

Category	September 30, 2021	December 31, 2020

Royalty income receivable	$213	$66
Refundable taxes	1,432	1,723
Recoverable royalty generation expenditures and advances	612	679
Other	747	408
Total	$3,004	$2,876

The carrying amounts of the Company's current receivables are denominated in the following currencies:

Currency	September 30, 2021	December 31, 2020

Canadian Dollars	$1,539	$243
US Dollars	938	367
Swedish Krona	527	2,266
Total	$3,004	$2,876

6. LOAN RECEIVABLE

On November 25, 2019 the Company entered into a loan agreement with Norden Crown Metals Corp. ("NCM") whereby the Company loaned $800 to NCM for one year. The loan carried an annual effective interest rate of 8.08% and included a loan fee equal to 5% of the loan amount ($40) payable on maturity. The Company had the option to elect to receive the loan fee in shares of NCM at not less than the market price of NCM common shares in accordance with TSX-V Policy. NCM granted security to EMX in connection with the loan consisting of: i) a pledge of the issued and outstanding shares of Iekelvare Minerals AB ("Iekelvare"), a wholly-owned subsidiary of NCM; ii) a guarantee of the loan by Iekelvare; and iii) the obligation to transfer the Gumsberg License (or the issued and outstanding shares of Iekelvare) to the Company if the loan is in default.

In August 2020 the Company entered into an amended credit facility agreement with NCM. As part of the amendment, the Company received an aggregate 7,368,304 units of NCM and each unit consisted of one common share in the capital of NCM and one common share purchase warrant, with each warrant being exercisable at a price of $0.11 for a period of 24 months from the date of issuance.  In return for the units received, the parties agreed to reduce the principal amount of debt to $482 with interest accruing on the new principal from the date of the amended agreement at a rate of 0.65% per month, compounded monthly, as well as a six month extension of the maturity date to May 25, 2021.

Effective May 25, 2021, a second amendment was made to the credit facility granting NCM an additional 30 days for settlement to June 24, 2021 in exchange for a $30 extension fee added to the principal balance. On June 25, 2021, the Company received $550 as full settlement of the principal and interest outstanding.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

6. LOAN RECEIVABLE (Continued)

In July 2021, the Company entered in a loan administration agreement with Earlston Investments Corp. ("Earlston") who has entered into a separate loan agreement dated May 28, 2021 with Colorado Legacy Lands, LLC ("CLL"), as borrower to provide a bridge loan to CLL in the aggregate principal amount of US$4,000 to be funded by sub-participants of which included EMX. The bridge loan included a 12% interest rate per annum, compounded monthly and payable monthly. In consideration for the advance of the loan, CLL agreed to to pay Earlston a 4% or $160 bonus fee up front, and reimburse other deal related expenses.

Pursuant to the loan administration agreement, EMX agreed to fund US$2,000 of the bridge loan to CLL as a sub-participant. As such, EMX advanced the total of US$1,916 which was US$2,000 less its share of the bonus fee being US$80 and its share of expenses. As at September 30, 2021, the balance receivable was $2,542 (US$2,000) and the Company received or accrued $67 (US$53) in interest income and $105 (US$84) in bonus and other loan fees.

	September 30, 2021	December 31, 2020

Colorado Legacy Lands, LLC	$2,542	$-
Norden Crown Metals Corp.	-	500
Total	$2,542	$500

7. INVESTMENTS IN ASSOCIATED ENTITIES

Caserones

In August 2021, the Company entered into an agreement to acquire an effective 0.418% Net Smelter Return ("NSR") royalty on the operating Caserones mine in northern Chile for US$34,100 in cash. To purchase the Caserones Royalty and for purposes of distributing payments received from the royalty interest, the Company formed a 50%-50% partnership, Minera Tercero SpA, with Altus Strategies Plc (AIM: ALS; TSX Venture: ALTS; OTCQX: ALTUF) which is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

Tercero was used to purchase a 43% interest in Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California") through a Share Purchase Agreement for US$68,200.  Separately, the Company entered into a Credit Agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") (Note 13) to finance its portion of the purchase price.  SLM California has a right to 67.5% of the 2.88% Caseronones NSR royalty. SLM California's sole purpose is to administer the company, pay Chilean taxes and distribute its royalty proceeds to the shareholders, including Tercero. The 50% interest of the Company in Tercero provides EMX with right to the effective 0.418% royalty interest.  As at September 30, 2021, the Company's investment in SLM California including its share of accumulated equity income and losses, and distributions was $42,917 (December 31, 2020 - $Nil).

The Company through Tercero does not control operational decisions and is eligible to appoint a director to serve position on the Board of SLM California. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

The following table summarizes the changes in the carrying amount of the Company’s Caserones investment:

September 30, 2021
Opening Balance	$-
Capital Investment	43,007
Company's share of net income of associated entity	1,119
Distributions	(1,209)
Ending Balance	$42,917

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

7. INVESTMENTS IN ASSOCIATED ENTITIES (Continued)

Summarized financial information for the Company’s investment in SLM California on a 100% basis and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

September 30, 2021
Revenue	$7,703
Net income and comprehensive income	5,205
The Company's ownership %	21.5%
Company's share of net income of associated entity	$1,119

September 30, 2021
Current assets	$5,052
Non-current assets	-
Total liabilities	-
Net assets	5,052
The Company's ownership %	21.5%
Acquisition fair value and other adjustments	41,831
Company's share of net assets of associated entity	$42,917

Rawhide

The Company has a 35.44% (December 31, 2020 – 19.99%) equity investment in RAH and as at September 30, 2021 has invested an aggregate of US$6,769 (2020 - US$3,519) towards its investment.  During the current period the Company determined it’s investment in RAH was impaired and recognized an impairment charge of $4,022. The adjustment to the carrying value of RAH  was based on the valuation and related subscription price used in RAH’s most recent financing.  As at September 30, 2021, the Company’s investment in RAH including its share of accumulated equity income and losses, dilution gains and impairment charges was $4,932 (December 31, 2020 - $Nil).

The Company has a minority position on the Board of Rawhide, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

The following table summarizes the changes in the carrying amount of the Company’s Rawhide investment:

September 30, 2021
Opening Balance	$-
Capital Investment	8,556
Company's share of net loss of associated entity	(597)
Dilution gain	995
Impairment charge	(4,022)
Ending Balance	$4,932

Summarized financial information for the Company’s investment in Rawhide on a 100% basis and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

September 30, 2021
Revenue	$30,634
Net loss and comprehensive loss	1,684
The Company's ownership %	35.44%
Company's share of net loss of associated entity	$597

September 30, 2021
Current assets	$26,217
Non-current assets	35,795
Current liabilities	(16,373)
Non-current liabilities	(44,937)
Net assets	702
The Company's ownership %	35.44%
Acquisition fair value and other adjustments	4,683
Company's share of net assets of associated entity	$4,932

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

8. REVENUE AND GENERAL AND ADMINISTRATIVE EXPENSES

During the nine months ended September 30, 2021 and 2020, the Company had the following sources of revenue and other income, and general and administrative expenses:

Revenue and other income	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Royalty revenue	$883	$352	$1,559	$991
Interest and other income	368	424	713	733
Option and other property income	253	463	4,706	2,554
Dividend income	-	22	79	84
	$1,504	$1,261	$7,057	$4,362

General and administrative expenses	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Salaries, consultants, and benefits	$774	$479	$1,936	$1,735
Professional fees	523	228	1,034	723
Investor relations and shareholder information	193	183	502	467
Transfer agent and filing fees	39	118	297	205
Administrative and office	266	247	790	729
Travel	12	14	78	67
	$1,807	$1,269	$4,637	$3,926

9. ROYALTY AND OTHER PROPERTY INTERESTS

As at and for the period ended September 30, 2021:

	Country	December 31, 2020	Additions	Recoveries	Depletion	Cumulative translation adjustments	Impairment	September 30, 2021
Royalty Interests
Leeville	USA	$11,251	$-	$-	$(1,186)	$(46)	$-	$10,019
Afgan	USA	145	-	-	-	-	-	145
Corvus	USA	350	-	-	-	-	-	350
Millrock	USA	210	-	-	-	-	-	210
Frontline Portfolio	Canada	148	-	-	-	-	-	148
Revelo Portfolio	Chile	1,684	-	-	-	-	-	1,684
Kaukua	Finland	260	-	-	-	-	-	260
Timok	Serbia	200	-	-	-	-	-	200
		14,248	-	-	(1,186)	(46)	-	13,016
Other Property Interests
Frontline Portfolio	Canada	651	-	(60)	-	-	-	591
Perry Portfolio	Canada	2,421	-	(416)	-	-	(156)	1,849
Superior West	USA	464	-	-	-	-	-	464
Yerington	USA	142	-	-	-	-	-	142
Mainspring	USA	132	-	-	-	-	(132)	-
Viad	Sweden	421	-	-	-	-	-	421
Various	Sweden	17	-	-	-	-	-	17
		4,248	-	(476)	-	-	(288)	3,484
Total		$18,496	$-	$(476)	$(1,186)	$(46)	$(288)	$16,500

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

As at and for the year ended December 31, 2020:

	Country	December 31, 2019	Additions	Recoveries	Depletion	Cumulative translation adjustments	Impairment	December 31, 2020
Royalty Interests
Leeville	USA	$12,583	$-	$-	$(1,123)	$(209)	$-	$11,251
Afgan	USA	145	-	-	-	-	-	145
Corvus	USA	350	-	-	-	-	-	350
Millrock	USA	210	-	-	-	-	-	210
Frontline Potfolio	Canada	-	148	-	-	-	-	148
Revelo portfolio	Chile	-	1,684	-	-	-	-	1,684
Kaukua	Finland	-	260	-	-	-	-	260
Timok	Serbia	200	-	-	-	-	-	200
		13,488	2,092	-	(1,123)	(209)	-	14,248
Other Property Interests
Frontline Portfolio	Canada	-	651	-	-	-	-	651
Perry Portfolio	Canada	-	2,991	(570)	-	-	-	2,421
Superior West	USA	603	-	(139)	-	-	-	464
Yerington	USA	206	-	(64)	-	-	-	142
Mainspring	USA	66	66	-	-	-	-	132
Viad	Sweden	421	-	-	-	-	-	421
Various	Sweden	17	-	-	-	-	-	17
Alankoy	Turkey	154	-	(154)	-	-	-	-
Trab	Turkey	79	-	(79)	-	-	-	-
		1,546	3,708	(1,006)	-	-	-	4,248
Total		$15,034	$5,800	$(1,006)	$(1,123)	$(209)	$-	$18,496

ROYALTY INTERESTS

During the nine months ended September 30, 2021, there were no changes related to the Company's royalty interests.

During the nine months ended September 30, 2021, $1,559 (2020 - $991) in royalty income was included in revenue and other income. Royalty income from the Leeville Mine incurred a 5% direct gold tax of $66 (2020 - $41). Further, applied only against the Leeville Mine was depletion of $1,186 (2020 - $706).

OTHER PROPERTY INTERESTS

During the nine months ended September 30, 2021, the Company took an impairment of $288 related to its Mainspring agreement in the US, and Lower Detour agreement as part of the Perry Portfolio in Canada. The Company had the following additional changes related to other property interests:

Sweden and Norway

Agnico's Oijärvi Gold Project

In June 2021, the Company closed an asset purchase agreement with Gold Line Resources ("GLR") and Agnico Eagle Mines Limited. ("Agnico"), by which GLR can acquire a 100% interest in Agnico's Oijärvi Gold Project located in central Finland and the Solvik Gold Project located in southern Sweden for an aggregate purchase price of US$10,000 comprised of staged payments totaling US$7,000 in cash, US$1,500 in shares of GLR and US$1,500 in shares of EMX over three years. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased at any time by EMX for US$1,000. EMX will receive additional share and cash payments from GLR as reimbursement for the US$1,500 of EMX shares issued to Agnico over the course of the agreement. Pursuant to the agreement, payments to Agnico are as follows:

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

	Gold Line Cash Payments (USD)	EMX Shares (USD)	Gold Line Shares (USD)

Upon signing of the agreement (paid and issued)	$750	$375	$375
First anniversary of the purchase agreement	1,500	500	500
Second anniversary of the purchase agreement	1,750	625	625
Third anniversary of the purchase agreement	3,000	-	-
Total	$7,000	$1,500	$1,500

Pursuant to the agreement, payments to be received by EMX from GLR are as follows:

	Cash Payments (USD)	Gold Line Shares (USD)

Upon signing of the agreement (received)	$-	$375
First anniversary of the purchase agreement	250	250
Second anniversary of the purchase agreement	313	313
Total	$563	$938

Pursuant to the agreement, during the nine months ended September 30, 2021, the Company issued to Agnico 114,785 common shares valued at $434 and received 793,220 shares of Gold Line valued at $434 as required on signing of the agreement.

Oijärvi Extension

In May, 2021, the Company and GLR entered into an agreement to transfer the Company’s exploration reservation in Finland’s Oijärvi greenstone belt (the “Oijärvi Extension”) to GLR. EMX will retain a 3% NSR royalty on the property, 1% of which can be repurchased. The Company will also be reimbursed its acquisition expenses in addition to other considerations. In essence, the Oijärvi Extension will be added as an additional property under the terms of the 2019 agreement with GLR. Pursuant to the agreement, at closing, the Company will transfer to GLR its interests in the Oijärvi Extension property and GLR will issue to EMX approximately 1,125,000 common shares of GLR.

The Company will receive an uncapped 3% NSR royalty on the project. Within six years of the closing date GLR has the right to buy down up to 1% of the royalty owed to EMX by paying the Company 2,500 ounces of gold, or its cash equivalent. The Company will also receive Annual Advance Royalty ("AAR") payments of 30 ounces of gold, commencing on the second anniversary of the closing, with each AAR payment increasing by five ounces of gold per year up to a maximum of 75 ounces of gold per year. These AAR payments may be made in gold bullion, its cash equivalent, or its value equivalent in shares of GLR, subject to certain conditions. GLR will also reimburse the Company for its Oijärvi Extension acquisition costs. Closing is subject to approval of the TSX-V and other closing conditions not yet completed.

Flåt, Bamble, Brattåssen, Mjövattnet and Njuggträskliden Projects

In February 2021, the Company executed an option agreement for the Flåt, Bamble and Brattåssen projects in Norway, and the Mjövattnet and Njuggträskliden projects in Sweden with Martin Laboratories EMG Limited ("MLE"), a private UK based company, granting MLE the option to acquire 100% of the project interests. In accordance with the agreement, MLE will have the option to acquire 100% project interests in the Norwegian and Swedish projects subject to the following terms:

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

  Upon execution, making a cash payment of US$50 (received) and issue to the Company the number of common shares that represents a 5% equity ownership in MLE.
  MLE will then have a 12 month period in which it must spend a minimum of US$200 on each of the five projects, and then in the second year of the agreement, spend US$1,000 in aggregate across the projects, with a minimum of US$200 spent on each of the Swedish projects.
  After meeting the work expenditure requirements in the first two years of the agreement, MLE may elect to retain individual projects by issuing additional share capital to the Company as follows:
    If at least four projects are retained, MLE will issue to the Company the number of common shares that represents a 9.9% equity ownership in MLE.
    If at least three projects are retained, MLE will issue to the Company the number of common shares that represents a 7.5% equity ownership in MLE.
    If only one or two of the projects are retained, MLE will issue to the Company the number of common shares that represents a 5% equity ownership in MLE.
    MLE will have the continuing obligation to issue additional shares of MLE to the Company to maintain its specified interest at no additional cost to EMX, until MLE has raised US$4,500 in equity; thereafter EMX will have the right to participate in future financings on a pro-rata basis and at its own cost to maintain its interest in MLE.

Upon exercising the option on any of the projects, MLE will be granted a 100% interest in the project, with EMX retaining a 2.5% NSR royalty, 0.5% of which may be purchased by MLE under certain conditions. AAR payments will commence on the third anniversary of the agreement, beginning at US$25 per project and increasing at US$5 per year, capped at US$75 per year.

Milestone payments of up to US$1,000 each will be made to the Company upon the completion and disclosure of certain conditions or events on any of the projects with up to half of the milestone payments may be made in shares of MLE, provided that MLE is a publicly traded entity at the time.

Bleikvassli, Sagvoll, Meråker, and the Bastuträsk Projects

In March 2021, the Company amended a purchase and sale agreement with Norra Metals Corp. ("Norra") for the Bleikvassli, Sagvoll, Meråker, and the Bastuträsk projects. The Sagvoll and Bastutraask licenses were returned to the Company during the year ended December 31, 2020. Pursuant to the amendment, the Company has agreed to allow for the postponement of a required financing of $2,000 by Norra from February 15, 2021 to February 15, 2022. The Company also agreed to defer certain AAR's owing to it.

Røstvangen and Vakkerlien Projects

Pursuant to antidilution provisions in an agreement entered into for the Røstvangen and Vakkerlien properties in Norway in February 2019 with Playfair Mining Ltd. ("Playfair") (TSX-V: PLY), the Company received 3,314,911 common shares of Playfair valued at $397 or $0.12 per share. The value of the common shares received has been included in revenue and other income.

Svärdsjö Project

In July 2021, the Company executed an agreement for the sale of its Svärdsjö polymetallic project in Sweden to District Metals Corp. (TSX-V: DMX) ("District"). The agreement provides the Company with additional share equity in DMX that brings EMX's ownership of District to 9.9%, AAR payments, a 2.5% NSR royalty interest in the project, and other consideration. In accordance with the agreement, District will acquire a 100% interest in the project subject to the following terms:

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

• Upon closing, EMX will transfer the Svärdsjö exploration license to District.

• Upon closing, EMX will receive $35 (received subsequent to September 30, 2021) in cash and 1,659,084 common shares (received subsequent to September 30, 2021) of DMX that increases EMX's equity ownership in DMX to 9.9% (on a non-diluted basis).

EMX will receive a 2.5% NSR royalty interest in the project. On or before the sixth anniversary after closing, DMX has the option to purchase 0.5% of the NSR on the project by paying EMX $2,000.

EMX will also receive AAR payments of $25 for the project commencing on the third anniversary of the closing, with the AAR payment increasing by $10 per year until reaching $75 per year. Payments of $275, payable in cash or shares of DMX, will be made to EMX upon the achievement of certain milestones, and District will be responsible for fulfilling work commitments on the project. To maintain its interest in the project, within five years of the closing of the transaction, DMX will also: (i) spend a minimum of $1,000 on project work expenditures with a minimum of $150 spent each year, and (ii) complete a minimum of 3,500 m of drilling.

Battery Metals - Sweden

In August 2021, the Company executed an option agreement to sell five battery metals projects in Sweden to Swedish Nickel Pty. Ltd. ("Swedish Nickel"), a wholly owned subsidiary of Bayrock Resources Limited ("Bayrock") an Australian unlisted public company. In return for the projects, the agreement provides EMX with up to a 6% equity interest in Bayrock, AAR payments, 3% NSR royalty interests, work commitments and other considerations. In accordance with the agreement, Swedish Nickel can acquire a 100% interest in any or all of the projects through the issuance of cash or shares to EMX and performance of work on individual projects during a 36 month (3 year) option period as follows:

• Upon execution of the agreement, EMX will receive AUD $62 in cash for reimbursement of pro-rata land payments.

• Issue to EMX between 5% and 6% of Bayrock shares on a fully diluted basis, subject to certain conditions upon Bayrock completion of a minimum financing. Alternatively, Swedish Nickel can make a one-time cash payment of AUD $600 in lieu of the obligation for issuance of Bayrock shares to EMX.

• Swedish Nickel will expend a minimum of AUD $250 per project in the first 18 months of the agreement, and another AUD $250 per project in the second 18 months of the agreement; for a total of AUD $500 per project by the 3rd anniversary of the agreement. After satisfying the work commitments and exercising the option on any or all of the projects, Swedish Nickel will grant EMX royalty interests with annual advance royalty ("AAR") payments and other considerations on each of the projects for which an option is exercised:

o EMX will receive a 3% NSR royalty interest in each optioned project. On or before the earlier of the sixth anniversary of the agreement or delivery of a feasibility study, Swedish Nickel has the option to repurchase 1% of the EMX NSR royalty on any project by paying EMX AUD $1,500.

o EMX will receive AAR payments of AUD $25 on each optioned project commencing on the third anniversary of the agreement, with the AAR payment increasing by 10% each year.

o Payments of AUD $600 payable in cash or shares, will be made to EMX upon the delivery of a feasibility study on any of the projects.

Closing is subject to approval by the ASX Stock Exchange.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

USA

Red Top, Ripsey West, and Miller Mountain Projects

In March 2021, the Company through its wholly-owned subsidiary Bronco Creek Exploration Inc. ("BCE"), executed an exploration and option agreement for the Red Top, Ripsey West, and Miller Mountain projects in North America with Zaya Resources, Ltd. ("Zaya"), a wholly-owned subsidiary of Zacapa Resources Ltd. ("Zacapa"), a privately held British Columbia corporation.

Pursuant to the agreement, Zaya can acquire a 100% interest in each of the projects by completing the following conditions:

  Issuance of 9.9% of the outstanding shares of Zacapa (3,400,000 shares received at a value of $1,700) to the Company and reimbursement of the Company's acquisition and holding costs upon signing (received $160);
  Zacapa raising a minimum of US$3,000 of exploration capital and completing a successful IPO before the third anniversary of the agreement.  EMX will maintain a non-dilution right through US$3,000 of capital raises whereby Zacapa will issue additional shares to EMX to maintain its 9.9% equity position at no cost to EMX; and
  Zacapa making AAR payments for each project to EMX beginning with US$20 on the latter of the issuance of drill permits, or the second anniversary of the agreement, and increasing US$10 each year to a cap of US$75 per year.

Upon Zaya's exercise of the option:

  EMX will be granted a royalty of 2.5% of the production returns for the Red Top and Ripsey West projects and a royalty of 3.5% of the production returns at the Miller Mountain project; and
  EMX will continue to receive AAR payments with respect to each project.

Milestone payments are due to EMX with respect to each project, whether the milestones are achieved during the option period, or after exercise of the option, in the amounts of:

  US$200 upon completion of a preliminary economic assessment (PEA);
  US$1,000 upon the earlier of completion of a prefeasibility study (PFS) or feasibility study (FS); and
  US$1,000 upon a positive development decision.

Zacapa has the option to purchase a total of 0.5% from each of the Red Top and Ripsey West project's royalty and 1.0% of the Miller Mountain project royalty for a total of US$2,000 per royalty buyback prior to the eighth anniversary of the agreement.

EMX will have a preemptive right to participate in future financings to maintain its 9.9% equity interest as long as it holds a minimum 5% of the issued and outstanding shares of Zacapa.

In May 2021, Zacapa terminated the Ripsey West agreement.

Copper Warrior Project

In April 2021, the Company through its wholly-owned subsidiary BCE executed an option agreement for the Copper Warrior copper project in Utah with Warrior Metals Inc. ("Warrior"), a Utah corporation and wholly-owned subsidiary of American West Metals Limited, a privately held Australian corporation. The agreement provides Warrior the right to earn a 100% interest in the project in exchange for providing EMX with cash and share payments, as well as work commitments during the earn-in period by making an execution payment of US$50 (received), making AAR payments of US$5, completing US$500 of exploration expenditures, completing an initial public offering ("IPO") before the third anniversary of the agreement, and transferring the equivalent of $500 of shares of the post-IPO public entity to EMX.

Upon exercise of the option, EMX will retain a 2% NSR royalty on the project. After exercise, EMX will receive AAR payments, of $10 on the first anniversary of the exercise of the option, escalating $5 per year thereafter.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Regional Strategic Alliance with South32

Pursuant to a Regional Strategic Alliance entered into with South 32 Limited ("South32") in November 2018, South32 advanced the Jasper Canyon, Copper Springs, and Malone properties to Designated Project ("DP") status and the Company received US$75 (US$25 per property) in execution payments, as well as US$70 for reimbursement of land payments related to the Copper Springs property.

DP's will advance under separate option agreements whereby South32 can earn a 100% interest in the project by making option payments totaling US$525 and completing US$5,000 in exploration expenditures over a five-year period. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX.

CANADA

In January 2021, the Company entered into a sale agreement with Stone Gold Inc. ("Stone Gold") whereby Stone Gold purchased certain mineral claims in Ontario Canada for $10 (received) and 30,000 common shares of Stone Gold valued at $5 (received). In exchange for the sale, EMX retained a 1.5% NSR royalty.

During the nine months ended September 30, 2021, the Company received additional cash payments totalling $327 and equity payments with fair values totalling $79 related to option agreements within the Perry portfolio.

During the nine months ended September 30, 2021, the Company received additional cash payments totalling $50 and equity payments with fair values totalling $10 related to option agreements within the Frontline portfolio.

Impairment of Non-Current Assets

The Company's accounting policy for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim  Block, expected long term gold prices to be realized, foreign exchange, and interest rates. For the period ended September 30, 2021, these assumptions remained reasonable and no revisions were considered necessary.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Project and Royalty Generation Costs

During the nine months ended September 30, 2021, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Scandinavia	USA	Turkey	Australia	Canada	General Royalty and Project Investigation cost	Total
Administration costs	$84	$205	$26	$3	$-	$78	$396
Drilling, technical, and support costs	2,217	1,657	107	94	65	77	4,217
Personnel	562	1,495	30	4	2	1,158	3,251
Professional costs	368	8	71	145	-	482	1,074
Property costs	756	1,614	-	-	18	147	2,535
Share-based payments	493	766	59	15	-	204	1,537
Travel	176	6	11	-	-	84	277
Total Expenditures	4,656	5,751	304	261	85	2,230	13,287
Recoveries from partners	(3,454)	(2,767)	-	-	-	-	(6,221)
Net Expenditures	$1,202	$2,984	$304	$261	$85	$2,230	$7,066

During the nine months ended September 30, 2020, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Scandinavia	USA	Turkey	Australia	Other	General Royalty and Project Investigation cost	Total
Administration costs	$83	$126	$1	$13	$-	$79	$302
Drilling, technical, and support costs	195	3,857	79	64	15	-	4,210
Personnel	717	1,540	7	5	-	1,596	3,865
Professional costs	151	6	48	122	61	407	795
Property costs	796	1,461	-	5	-	-	2,262
Share-based payments	94	310	23	10	7	652	1,096
Travel	95	14	-	-	-	81	190
Total Expenditures	2,131	7,314	158	219	83	2,815	12,720
Recoveries from partners	(827)	(4,778)	-	(7)	-	-	(5,612)
Net Expenditures	$1,304	$2,536	$158	$212	$83	$2,815	$7,108

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

10. PROPERTY AND EQUIPMENT

During the nine month period ended September 30, 2021 depreciation of $34 (2020 - $19) has been included in project and royalty generation costs.

	Computer	Field	Office	Building	Land	Total

Cost
As at December 31, 2020	$51	$322	$2	$723	$419	$1,517
Additions	-	179	-	-	-	179
Disposals and derecognition	-	-	-	-	-	-
As at September 30, 2021	$51	$501	$2	$723	$419	$1,696

Accumulated depreciation
As at December 31, 2020	$51	$112	$2	$606	$-	$771
Additions	-	54	-	19	-	73
Disposals and derecognition	-	-	-	-	-	-
As at September 30, 2021	$51	$166	$2	$625	$-	$844

Net book value
As at December 31, 2020	$-	$210	$-	$117	$419	$746
As at September 30, 2021	$-	$335	$-	$98	$419	$852

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future project and royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.  Once reclamation of the properties is complete, the bonds will be returned to the Company.

	September 30, 2021	December 31, 2020
U.S.A	$1,029	$448
Sweden	33	8
Total	$1,062	$456

As at September 30, 2021, the Company has no material reclamation obligations.

12. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company's advances from joint venture partners consist of the following:

	September 30, 2021	December 31, 2020
U.S.A.	$2,812	$1,524
Sweden and Norway	235	41
Total	$3,047	$1,565

13. LOAN PAYABLE

In August 2021, the Company entered into a credit facilty with Sprott for US$44,000 with a maturity date of July 31, 2022. The credit facility carries an annual interest rate of 7%, payable monthly. In connection with the Sprott loan, EMX paid cash fees of US$795 as a 3.75% origination discount, and issued 450,730 common shares valued at $1,557 (US$1,235) or $3.46 (US$2.74) per share as part of a private placement in which funds were drawn from the Sprott loan advance.

During the nine months ended September 30, 2021, using an annual effective interest rate of 12.10%, included in finance expenses was interest expense of $788. Included in restricted cash is $1,906 (US$1,500) in funds held as a minimum cash balance as part of the Sprott agreement. The credit facility includes a general security agreement over select assets of EMX.  As at September 30, 2021, the outstanding balance payable to Sprott was $54,134.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

14. CAPITAL STOCK

Authorized

As at September 30, 2021, the authorized share capital of the Company was an unlimited number of common shares without par value.

Common Shares

During the nine months ended September 30, 2021, the Company:

  Issued 880,400 common shares for gross proceeds of $1,180 pursuant to the exercise of stock options.
  Issued 4,667 common shares valued at $13 as a bonus pursuant to an agreement with a consultant to the Company.
  Issued 225,750 common shares with a value of $183 pursuant to the restricted share unit plan with executives and management of the Company.
  Issued 114,785 common shares valued at $434 (US$375) related to the Oijärvi acquisition agreement (Note 9).
  Issued 450,730 common shares for gross proceeds of $1,557 or $3.46 per share pursuant to a private placement as part of the Sprott loan facility (Note 13).

During the nine months ended September 30, 2020 the Company:

  Issued 1,730,700 common shares for gross proceeds of $1,769 pursuant to the exercise of stock options.
  Issued 52,000 common shares valued at $136 pursuant to the Kaukua Royalty acquisition (Note 9).

Stock Options

The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V.  The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time.  The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the nine months ended September 30, 2021, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price

Balance as at December 31, 2020	6,382,400	$1.70
Granted	1,801,500	3.98
Exercised	(880,400)	1.34
Forfeited	(20,000)	1.83
Balance as at September 30, 2021	7,283,500	2.31
Number of options exercisable as at September 30, 2021	7,273,500	$2.31

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

14. CAPITAL STOCK (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2021:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
October 18, 2016	160,000	160,000	1.30	October 18, 2021
August 28, 2017	1,045,000	1,045,000	1.20	August 28, 2022
July 10, 2018	1,289,000	1,289,000	1.30	July 10, 2023
November 28, 2018	10,000	10,000	1.57	November 28, 2023
December 14, 2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019	1,375,000	1,375,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020	1,444,000	1,444,000	2.62	June 10, 2025
October 5, 2020	29,000	29,000	3.50	October 5, 2025
May 6, 2021*	1,256,500	1,246,500	4.11	May 6, 2026
May 12, 2021	15,000	15,000	4.28	May 12, 2026
June 21, 2021	20,000	20,000	3.67	June 21, 2026
August 19, 2021	500,000	500,000	3.66	August 19, 2026
September 8, 2021	10,000	10,000	3.51	September 8, 2026

Total	7,283,500	7,273,500

* Includes options granted for investor relations services that vest 25% every 4 months from the date of grant.

The weighted average remaining useful life of exercisable stock options is 2.92 years (December 31, 2020 - 2.82 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant.  A total of 3,200,000 RSU's are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

The following table summarizes information about the RSU's which were outstanding at September 30, 2021:

Evaluation Date	December 31, 2020	Granted	Vested	Expired/Cancelled	September 30, 2021

December 31, 2020*	312,500	-	(312,500)	-	-
December 31, 2021	312,500	-	-	-	312,500
November 18, 2022	21,000	-	(7,000)	-	14,000
December 31, 2022	430,000	-	-	-	430,000
December 31, 2023	-	470,000	-	-	470,000
Total	1,076,000	470,000	(319,500)	-	1,226,500

*Based on the achievement of performance as evaluated by the Compensation Committee, it was ascertained that 312,500 RSU's with an evaluation date of December 31, 2020 had vested based on pre set performance criteria previously established on the grant date.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

14. CAPITAL STOCK (Continued)

Share-based Payments

During the period ended September 30, 2021, the Company recorded aggregate share-based payments of $4,651 (2020 - $2,636) as they relate to the fair value of stock options and RSU's vested during the period and the fair value of incentive stock grants. Share-based payments for the periods ended September 30, 2021 and 2020 are allocated to expense accounts as follows:

Nine months ended September 30, 2021	General and Administrative Expenses	Project and Royalty Generation Costs	Total
Fair value of stock options vested	$1,753	$1,510	$3,263
RSU's vested	1,052	-	1,052
RSU's settled with cash	309	27	336
	$3,114	$1,537	$4,651

Nine months ended September 30, 2020	General and Administrative Expenses	Project and Royalty Generation Costs	Total
Fair value of stock options vested	$1,206	$948	$2,154
RSU's vested	276	-	276
RSU's settled in cash	58	148	206
	$1,540	$1,096	$2,636

The weighted average fair value of the stock options granted during the nine months ended September 30, 2021 was $1.81 (2020 - $1.34) per stock option. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Nine months ended
	September 30, 2021	September 30, 2020
Risk free interest rate	0.88%	0.42%
Expected life (years)	5	5
Expected volatility	53.3%	61.7%
Dividend yield	0%	0%

Warrants

There were no warrants outstanding as at September 30, 2021 and December 31, 2020.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

For the period ended September 30, 2021	Salary and fees	Share-based Payments	Total
Management	$858	$1,141	$1,999
Outside directors *	427	901	1,328
Seabord Management Corp.**	156	-	156
Total	$1,441	$2,042	$3,483

For the period ended September 30, 2020	Salary and fees	Share-based Payments	Total
Management	$562	$746	$1,308
Outside directors *	201	448	649
Seabord Management Corp.**	277	-	277
Total	$1,040	$1,194	$2,234

* Starting June 2020 the directors fees paid to the Company's non-Executive Chairman have been replaced by monthly consulting fees of US$21. The change in fees is to reflect his increased role and involvement in the Company's investment activities.

** Seabord Management Corp. ("Seabord") is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities at September 30, 2021 is $4 (December 31, 2020 - $28) owed to key management personnel and other related parties.

16. SEGMENTED INFORMATION

The Company operates within the resource industry.  As at September 30, 2021 the Company had royalty and other property interests, property and equipment and royalty revenue located geographically as follows:

ROYALTY AND OTHER PROPERTY INTERESTS	September 30, 2021	December 31, 2020
Canada	$2,588	$3,220
U.S.A.	11,330	12,694
Sweden	438	438
Finland	260	260
Chile	1,684	1,684
Serbia	200	200
Total	$16,500	$18,496

PROPERTY AND EQUIPMENT	September 30, 2021	December 31, 2020
Sweden	$121	$58
U.S.A.	731	688
Total	$852	$746

	Nine months ended
ROYALTY REVENUE	September 30, 2021	September 30, 2020
U.S.A.	$1,357	$898
Sweden	123	63
Other	79	30
Total	$1,559	$991

The Company's depletion is located in the U.S.A. for the nine months ended September 30, 2021 and 2020.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2021, the Company had working capital of $13,889 (December 31, 2020 - $68,995). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

a) Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

b) Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

c) Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.

As at September 30, 2021, there were no changes in the levels in comparison to December 31, 2020. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	$11,757	$3,989	$-	$15,746
Warrants	-	396	-	396
Strategic Investments	-	226	-	226
Total	$11,757	$4,611	$-	$16,368

The carrying value of trade and settlement receivables and other assets, loans receivable, advances from joint venture partners and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of these instruments.

The Company holds warrants exercisable into common shares of public companies. The warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables.  This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company's exposure with respect to its receivables is primarily related to royalty streams, recovery of project and royalty generation costs, and the sale of assets.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates.  Management believes the interest rate risk is low given interest rates on promissory notes and loans including the Sprott facility (Note 13) are fixed and the current low global interest rate environment.  Fluctuation in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments.  The Company has no control over these fluctuations and does not hedge its investments.  Based on the September 30, 2021 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $1,637.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.

Commodity Risk

The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency.  The Company operates in Canada, Turkey, Sweden, Australia, Norway, Finland, Chile, and the U.S.A.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company's cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued liabilities, and advances from joint venture partners to foreign exchange risk as at September 30, 2021 was as follows:

Accounts	US dollars
Cash and cash equivalents	$33,198
Restricted cash	3,024
Trade receivables	738
Loan receivable	1,933
Accounts payable and accrued liabilities	(321)
Advances from joint venture partners	(2,212)
Loan payable	(42,592)
Net exposure	$(6,231)
Canadian dollar equivalent	$(7,920)

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries.  Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.  Based on the above net exposure as at September 30, 2021, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $792 in the Company's pre-tax profit or loss.

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	September 30, 2021	December 31, 2020
Cash	$45,066	$50,745
Short-term deposits	1,669	1,957
	$46,735	$52,702

Short term deposits are highly liquid investments that are readily convertible to known amounts of cash.

Changes in non-cash working capital:

	Nine months ended
	September 30, 2021	September 30, 2020
Accounts receivable	$145	$(827)
Prepaid expenses	(116)	(50)
Accounts payable and accrued liabilities	(1,486)	703
Advances from joint venture partners	(1,315)	(209)
	$(2,772)	$(383)

The significant non-cash investing and financing transactions during the nine months ended September 30, 2021 and 2020 included:

a) Recorded the issuance of $Nil (2020 - $136) through share capital for the issuance of Nil (2020 - 52,000) common shares for the acquisiton of a royalty interest;

b) Recorded the issuance of $434 (2020 - $Nil) through share capital for the issuance of 114,785 (2020 - Nil) common shares related to property agreements;

c) Reclass of $847 (2020 - $Nil) of accumulated OCI out of reserves to deficit upon disposal of a FVOCI investment.

d) Reclass of $673 (2020 - $997) from reserves to share capital for options exercised;

e) Issuance of $183 (2020 - $Nil) through share capital for the issuance of 225,750 (2020 - Nil) common shares for settlement of previously vested RSU's.

f) Deferred acquisition costs of $133 (2020 - $Nil) and deferred financing charges of $18 (2020 - $Nil) were included in accounts payable and accrued liabilities.

g) Adjusted non-current assets and liabilities for $45 (2020 - $258) related to cumulative translation adjustments ("CTA"), of which $46 (2020 - gain of $309 ) relates to CTA loss on royalty interest, $Nil (2020 - $36) relates to a CTA loss on deferred tax assets, and $1 (2020 - loss of $15) relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended September 30, 2021

19. EVENTS SUBSEQUENT TO THE REPORTING DATE

Subsequent to the nine months ended September 30, 2021, the Company:

a) On November 5, 2021 closed the first tranche of a private placement by issuing 6,337,347 units at a price of $3.30 per unit for gross proceeds of $20,913.  The units consisted of one common share of the Company and one-half of one transferable warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $4.00 per common share in the first year and a price of $4.50 per common share in the second year.  In connection with the closing of Tranche 1, the Company paid cash finders’ fees totaling $489 and issued 148,082 compensation warrants to the finders.  Each compensation warrant entitles the holder thereof to purchase one common share of the Company at a price of $3.50 per common share for a period of one year.

b) On October 21, 2021, completed the acquisition of a portfolio of  royalty interests and deferred payments from SSR Mining Inc. and certain of its subsidiaries (“SSR Mining”). The Company also entered into a Vendor-take-back note (“VTB Note”) with SSR Mining pursuant to which the Company has borrowed US$7,848 from SSR Mining.Pursuant to the acquisition, EMX paid US$33,383 in cash and issued 12,323,048 common shares to SSR Mining.  EMX also incurred other legal and consulting costs related to the acquisition, $452 of which was recorded as deferred acquisition costs as at September 30, 2021.

Additional deferred payments of up to US$34 million may be made by EMX to SSR Mining in consideration for the Net Profits Interest (“NPI”) royalty on the Yenipazar property to be paid in a combination of cash and common shares of EMX upon certain development and production milestones being acheived.

As part of the purchase, the VTB Note of US$7,848 bears interest at 10% per annum for the first 180 days, and will increase to 13% per annum thereafter. The VTB Note has a maturity date of December 31, 2022. The VTB Note is unsecured and subordinated to the Sprott Credit Facility (Note 13).